ANNUAL REPORT SUPPLEMENT
From May 31, 2007 to December 31, 2007

Maiden Holdings, Ltd.
48 Par-la-Ville Road
Hamilton HM11 Bermuda

May 15, 2008

The following paragraphs replace the disclosure under the caption “Changes in Accountants” on page 30 of our Annual Report to security holders from May 31, 2007 to December 31, 2007:

On May 12, 2008 (the “notification date”), we informed PricewaterhouseCoopers, the independent registered public accounting firm that audited our financial statements for the period from May 31, 2007 (the date of our incorporation) through December 31, 2007 (the “reporting period”), of our intention to recommend that the shareholders dismiss it as our independent registered public accounting firm. Our Audit Committee participated in and approved the decision to recommend the change in our independent registered public accounting firm.

PricewaterhouseCoopers’s report on our financial statements for the reporting period did not contain an adverse opinion or disclaimer and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the reporting period and up to the notification date, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their report of the financial statements for such reporting period.

In addition, during the reporting period and up to the notification date, there have been no reportable events (as defined in Item 304(a)(1)(v) of the SEC’s Regulation S-K), except that the following deficiencies which aggregate to a material weakness in internal control over financial reporting (the “reportable event”) were identified:

•	Failure to give appropriate consideration to U.S. GAAP accounting rules or to have documentation of the basis for our opinion and conclusion regarding the application of U.S. GAAP;
•	Lack of an independent preparer and reviewer for various accounting tasks, including the preparation of the financial statements and disclosures; and
•	Lack of formality regarding certain controls surrounding the control environment.

Our Audit Committee had discussed the reportable event with PricewaterhouseCoopers.

We have authorized PricewaterhouseCoopers to respond fully to the inquiries of the successor accountant, BDO Seidman, LLP, concerning the subject matter of the reportable event.

We have requested that PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. Assuming the shareholders vote to remove PricewaterhouseCoopers as our independent registered public accounting firm, we expect to file a copy of such letter as an exhibit to our Form 8-K that will be filed to report the change in our independent registered public accounting firm within 4 business days of the Annual General Meeting.

We informed BDO Seidman, LLP on May 12, 2008 of our intention to engage it as our new independent registered public accounting firm, subject to shareholder approval of such appointment. From the date of our incorporation and through to May 12, 2008, we have not consulted with BDO Seidman, LLP on any matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

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